TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 1999

HARRIS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 West NASA Blvd., Melbourne, FL	32919
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (321) 727-9100

No Change
(Former name or former address, if changed since last report.)

Items 1-4. Not Applicable.

Item 5. Other Events.

On November 5, 1999 (“Harris” or the “Company”) announced that it completed the spin-off of its Lanier Worldwide office equipment subsidiary as an independent publicly traded company. Harris shareholders received a dividend of one share of Lanier common stock for each share of Harris’ stock they held on November 1, 1999. Harris retained approximately ten percent of the Lanier stock. Lanier will trade on the New York Stock Exchange under the symbol “LR.” Harris and Lanier common stock will trade independently with the open of the market on Monday, November 8, 1999.

Harris also announced that the move of Harris from the S&P 500 Index to the S&P Midcap 400 Index has created an opportunity to actively pursue open market repurchases of Harris shares under its previously announced share repurchase program.

A copy of the press release is filed herewith as Exhibit 99 and is incorporated herein by reference.

Item 6. Not Applicable.

Item 7. Financial Statements and Exhibits.

(a) Financial Statements.
None.

(b) Pro Forma Financial Information.
None.

(c) Exhibits

The following document is filed as an Exhibit to this Report:

99. Press Release, dated November 5, 1999, announcing the completion of the spin-off of Lanier Worldwide, Inc. and the opportunity for active open market repurchases of Harris shares.

Items 8-9. Not Applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

By: /s/ Bryan R. Roub

Name: Bryan R. Roub
Title: Senior Vice President & Chief Financial Officer

Date: November 8, 1999

EXHIBIT INDEX

Exhibit No. Under Reg. S-K, Item 601	Description
99.	Press Release, dated November 5, 1999 announcing the completion of the spin-off of Lanier Worldwide, Inc. and the opportunity for active open market repurchases of Harris shares.